January 6, 2023

VIA E-MAIL


Terrance Gallagher
Felicitas Private Markets Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

Re:    Felicitas Private Markets Fund
       File Nos. 333-268699, 811-23842

Dear Mr. Gallagher:

       On December 7, 2022, Felicitas Private Markets Fund (the    Fund   )
filed a Registration
Statement on Form N-2 (the    Registration Statement   ) under the Securities
Act of 1933, as
amended (the    1933 Act   ) and the Investment Company Act of 1940, as amended
(the    1940
Act   ). We have reviewed the filing and have the following comments. All capitalized terms not
otherwise defined herein have the meaning given to them in the Registration Statement.
References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

GENERAL

1. We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment.
Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3. We note that the Registration Statement discloses a number of requests for exemptive relief (e.g., multi-class relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.
 Terrance Gallagher
January 6, 2023
Page 2


4.     Please tell us if you have presented or will present any    test the
waters    materials to
potential investors in connection with this offering. If so, please provide us with copies of such materials.

5. Please add a separately captioned section to your Prospectus describing material terms of the securities being offered (e.g., distribution rights). Similarly, please add a separately captioned section describing material terms of your Declaration of Trust or other governance-related matters investors should be aware of when considering an investment in the Fund.

PROSPECTUS

Cover Page

6. Limit the disclosure in the Investment Objective section to a description of the
investment objective of the Fund. Delete the phrase beginning with    through a
portfolio . . .    as
this describes the Fund   s strategy to meet its objective.

7. Under the Investment Strategies Caption, in the sentence beginning with The Fund will
seek to achieve its investment objective through . . .,    disclose the
criteria that will be applied to
determine whether those instruments should be considered    private.    Also
clarify what    closed-
end private funds    and    co-investment vehicles    are. Lastly, clarify
whether you will invest
directly in real estate or will invest in private funds or REITs that own real estate.

8. The Prospectus as a whole suggests that the Fund will primarily be investing in private funds. If true, rearrange the items in the imbedded list to place the most significant types of investments first.

9. Footnote 1 to the pricing table states that the requirement for a minimum initial investment may be waived. Please confirm supplementally that the absolute minimum
investment (after waiver of the disclosed minimum investment) will be $25,000. Clarify all of
the situations in which the Fund    in its sole discretion    may waive its
minimum. In addition,
please confirm supplementally that the accredited investor criteria will still apply to all investors and will not be waived.

Fund Summary

10. The Prospectus indicates that the Fund will use leverage. In the Fund Summary, please add a brief discussion regarding use of leverage, the form(s) the leverage is expected to take, the
risks related to the Fund   s use of leverage, and a cross reference(s) to the
more fulsome
discussion of leverage in the Prospectus.
 Terrance Gallagher
January 6, 2023
Page 3


Investment Objective and Principal Strategies (page 2)

11.    Discuss briefly the Fund   s strategy for selecting the investments
listed in this section,
including the types of data, due diligence, and analysis it will use to construct its portfolio and make investment decisions.

The Investment Adviser and The Sub-Adviser (page 3)

12. Discuss briefly the differences in the roles that the Investment Adviser and the Sub-
Adviser will perform.

The Offering (page 6)

13. Please disclose any minimum required offering proceeds in order to begin operating the
Fund. Also, disclose any arrangements to escrow proceeds prior to reaching this minimum required amount. See Instruction 5 to Item 1 of Form N-2.

The Initial Closing (page 6)

14. Given that the Fund has a predecessor, supplementally explain how the initial sales price
of $20 per share will relate to the Fund   s NAV per share as a result of the
merger with the
predecessor.

No Redemptions; Repurchase Offers (page 7)

15. The disclosure states that the amount repurchased from a shareholder may be reduced to maintain a minimum account balance. Please explain supplementally how this provision is consistent with the all-holders rule. See Exchange Act Rule 14d-10. We may have further comment.

Use of Proceeds (page 10)

16. Disclose how long it is expected to take to fully invest net proceeds in accordance with
the Registrant   s investment objectives and policies. See Item 7.2 of Form
N-2.

Portfolio Diversification (page 12)

17. Discuss the anticipated portfolio allocation briefly in an appropriate location within the
Fund Summary.

18.    The disclosure states that the Fund    may gain exposure to the
following strategies
through investing in funds, co-investments, and direct investments.    To the
extent known
discuss the Fund   s anticipated allocation between funds, co-investments, and direct investments.
 Terrance Gallagher
January 6, 2023
Page 4


Private Credit (page 12)

19. The disclosure states that the Fund will invest in senior and leveraged loans. If the
Fund will invest in covenant lite loans as part of its principal investment strategy, please disclose in the strategy section and discuss related risks.

Investment Policies and Restrictions (page 13)

20.       The disclosure states that the Fund may    invest directly in
securities pursuant to a
discretionary investment advisory agreement with an investment manager. Clarify what this is referring to. Confirm that any investment advisory agreement that the Fund enters into will comply with Section 15.

Principal Risk Factors (page 14)

21. It is our understanding that many of the types of private funds you seek to invest in prefer larger and more established investors with whom they maintain relationships across products and over time. Given your current asset base and lack of operating history, please consider enhanced disclosure about the pool of investment funds and opportunities that may be available to you.

22. Please clarify the meaning of the statement on page 19 that [p]romoting transparency and receiving necessary information from Investment Funds may possibly be an impediment to monitoring the performance of Investment Funds on a regular basis.

Predecessor Fund Performance (page 33)

23.    The disclosure indicates that the predecessor   s returns reflect the
Fund   s Expense
Limitation and Reimbursement Agreement. The prior performance presented for the predecessor account must use either the gross fees/expenses, i.e., before waivers and/or reimbursements, incurred by the account; or make a one-time adjustment for the fund's gross fees/expenses, i.e., before waivers and/or reimbursements. Please confirm that the adjusted fees/expenses are not below the grow fees/expenses of the account. Please revise appropriately.

24.    Supplementally provide the following information:

       a. Describe the background of the predecessor account, including information about when and why the predecessor account was created.

       b. State whether the Sub-Adviser for the fund was the adviser for the predecessor account for the entire performance period shown. Also, state whether the Sub-Adviser managed any other accounts that were materially equivalent to the fund. Were these other accounts converted to registered companies, and if not, why not? Explain why the predecessor account was chosen to be registered and if any other materially equivalent
 Terrance Gallagher
January 6, 2023
Page 5


       account had lower performance as compared with the predecessor account. State whether the predecessor account transferred substantially all of its portfolio securities or whether the predecessor account transferred only a portion of its assets to the newly registered fund.

       c. State whether the Sub-Adviser believes that the predecessor account could have complied with Subchapter M of the Internal Revenue Code.

       d. Describe supplementally whether the predecessor account made any investment strategy changes to the account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the predecessor account within a one year period prior to the date the registration statement was filed. If any investors in the predecessor account redeemed out of the predecessor account within a one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the predecessor account.

       e. Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment
       Advisers Act.

Fund Expenses (page 39)

25. The disclosure in this section states that the Investment Adviser will be able to terminate the Expense Limitation and Reimbursement Agreement prior to the 12-month initial term of the agreement. The SAI seems to indicate that the agreement is not terminable prior to a particular date. Please harmonize. To the extent the Investment Adviser is able to terminate prior to the initial 12-month term, do not reflect the waiver in the table.

Tender/Repurchase Procedures (page 42)

26. The multiple defined terms representing dates related to the repurchase procedures are confusing. Please clarify. For example, it appears that the Repurchase Date and the Valuation
Date are the same date. To the extent that they are different, please clarify. In addition, clarify how the dates interact with each other. For example, for the March 31 repurchase, will the tender offer begin (and notice sent) approximately 85 days prior to that date?

27. The disclosure indicates that the Fund will pay 95% of the repurchase price within 65 days of the Valuation Date and the remaining 5% within five business days of the completion of the audit. Rules 14e-1(c) and 13e-4(f)(5) under the Securities Exchange Act of 1934 (the
   Exchange Act   ) require prompt payment for the standard settlement cycle (
 T+2   ). With
regard to funds offered to accredited investors that primarily hold hedge funds, private equity
 Terrance Gallagher
January 6, 2023
Page 6


funds, and/or direct investments in private companies, such funds may rely on Rule 13e-4 to follow a redemption process where investors receive 95 percent of their redemption proceeds up to 65 days after the expiration date of the offer (which is the last day that a holder can tender and withdraw securities) and then receive the remaining 5 percent two business days
after the fund   s
annual audit. Please explain supplementally the extent to which the Fund will invest in funds and other investments that are not hedge funds, private equity funds, and/or direct investments in private companies.

Also, please revise the period for paying the Final Payment from five business days to two business days after the completion of the audit.

28. Please explain how issuing a promissory note to tendering shareholders is consistent with
a shareholder   s legal right to obtain prompt payment of the cash
consideration under rule 13e-
4(f)(5). If the Fund retains this disclosure, please disclose: (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law; and (b) that the terms of the Promissory Note will include the
Fund   s obligation to make full cash payment under the Promissory Note no later than 65 days
after the last day that shares may be tendered pursuant to the repurchase offer, other than the 5% annual audit holdback, which will be paid in full in cash no later than two business days following completion of the annual audit.

29.     The disclosure states    Notwithstanding the foregoing, the Fund may
postpone payment of
the repurchase price and may suspend repurchases during any period or at any
time.    Please
explain what this disclosure means, including the conditions under which this may be done consistent with the tender offer rules, or delete this language.

30.     The disclosure states that    in the event that the Board determines
that modification of the
repurchase procedures described above is required or appropriate, the Board will adopt revised
repurchase procedures as necessary to ensure the Fund   s compliance with
applicable regulations
or as the Board in its sole discretion deems appropriate.    Please
supplementally explain what    as
the Board in its sole discretion deems appropriate    means as an alternative
to ensuring the
Fund   s compliance with applicable regulations.

Purchase Terms (page 54)

31. Please identify the escrow agent and file any contract or agreement with such agent as an exhibit to the registration statement. Refer to Item 5.8 and Item 25.2.k of Form N-2.

Statement of Additional Information

Senior Securities (page 1)

32. Please update the reference to segregation of assets to reflect the adoption of Rule 18f-4.
 Terrance Gallagher
January 6, 2023
Page 7



Investment Management and Other Services (page 13)

33.      Under    The Investment Adviser    and    The Investment SubAdviser,
 the disclosure states
   (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the
Board, or (ii) the vote of a majority of the Independent Trustees of the Fund.
  Please revise to
state       (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of
the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund.

Investment Sub-Advisory Fee (page 14)

34. Please clarify whether the Sub-Advisory Fee is taken out of the 1.5% fee paid to the
Adviser or if it is in addition to that fee.

Part C

Item 30. Indemnification

35.      Please provide the legend required by Securities Act Rule 484.

Signatures

36. We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of
Section 6(a) of the
1933 Act.

Accounting

37. Please confirm the registrant will comply with Rule 6-11 for the predecessor fund.
Please also indicate what will be provided in the filings for the predecessory fund in response to
Rule 6-11. (S-X investments, financial statements)


                                              *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to
 Terrance Gallagher
January 6, 2023
Page 8


comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Christina Fettig at 202-551-6963.


Sincerely,

                                                                     /s/
Raymond A. Be

                                                                        Raymond
A. Be

Attorney-Adviser

cc:    Joshua B. Deringer, Faegre Drinker Biddle & Reath LLP
       Jay Williamson, Securities and Exchange Commission